OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
KADANT INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
48282T104
(CUSIP Number)
March 2, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kenmare Capital Partners, L.L.C. 06-1503286

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		353,255

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		353,255

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	353,255

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.52%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

2 of 9

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kenmare Select Management, L.L.C. 20-5503174

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		18,600

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,600

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,600

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.13%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

3 of 9

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kenmare Offshore Management, L.L.C. 06-1510782

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		339,435

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		339,435

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	339,435

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.42%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

4 of 9

CUSIP No.	48282T104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Mark McGrath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		711,290

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		711,290

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	711,290

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.07%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

5 of 9

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Kenmare Capital Partners, L.L.C., a Delaware limited liability company (“Kenmare Capital Partners”), Kenmare Select Management, L.L.C., a Delaware limited liability company (“Kenmare Select Management”) and Kenmare Offshore Management, L.L.C., a Delaware limited liability company (“Kenmare Offshore Management,” and together with Kenmare Capital Partners and Kenmare Select Management, “Kenmare”), and Mr. Mark McGrath, principal of Kenmare.
     This Schedule 13G relates to the shares of Common Stock, $.01 par value (the “Common Shares”), of Kadant Inc., a Delaware corporation, purchased by Kenmare for the account of (i) Kenmare Fund I, L.P. (“Kenmare I”), of which Kenmare Capital Partners is the general partner, (ii) Kenmare Select Fund, L.P. (“Kenmare Select”), of which Kenmare Select Management is the general partner, and (iii) Kenmare Offshore Fund, Ltd. (“Kenmare Offshore”), for which Kenmare Offshore Management acts as investment manager.
Item 1(a) Name of Issuer.
Kadant Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
One Technology Park Drive
Westford, Massachusetts
Item 2(a) Name of Person Filing.
Kenmare Capital Partners, L.L.C., Kenmare Select Management, L.L.C.,
Kenmare Offshore Management, L.L.C. and Mark McGrath
Item 2(b) Address of Principal Business Office, or, if none, Residence.
712 5th Avenue, 9th Floor
New York, NY 10019
Item 2(c) Citizenship or Place of Organization.
Kenmare Capital Partners, Kenmare Select Management and Kenmare Offshore Management are each a limited liability company organized under the laws of the State of Delaware. Mark McGrath is the principal of Kenmare and a United States citizen.
Item 2(d) Title of Class of Securities.
Common Stock, $.01 par value
6 of 9

Item 2(e) CUSIP Number.
48282T104
Item 3 Reporting Person.
Inapplicable.
Item 4 Ownership.
(a)	Kenmare and Mr. McGrath are the beneficial owners of 711,290 Common Shares.

(b)	Kenmare and Mr. McGrath are the beneficial owners of 5.07% of the outstanding Common Shares. This percentage is determined by dividing 711,290 by 14,038,016, the number of Common Shares issued and outstanding as of November 2, 2006, as reported in the Form 10-Q filed on November 8, 2006 with the Securities and Exchange Commission.

(c)	Kenmare Capital Partners, as the general partner of Kenmare I, has the sole power to vote and dispose of the 353,255 Common Shares held by Kenmare I. Kenmare Select Management, as the general partner of Kenmare Select, has the sole power to vote and dispose of the 18,600 Common Shares held by Kenmare Select. Kenmare Offshore Management, as the investment manager of Kenmare Offshore, has the sole power to vote and dispose of the 339,435 Common Shares held by Kenmare Offshore. As the principal of Kenmare, Mr. McGrath may direct the vote and disposition of the 711,290 Common Shares beneficially owned by Kenmare.
The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 711,290 shares of Common Shares owned by Kenmare I, Kenmare Select or Kenmare Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.
Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
7 of 9

Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated March 12, 2007, between Kenmare and Mark McGrath.
8 of 9

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: March 12, 2007

Kenmare Capital Partners, L.L.C.

By:	/s/ Mark McGrath

Mark McGrath, Principal

Kenmare Select Management, L.L.C.

By:	/s/ Mark McGrath

Mark McGrath, Principal

Kenmare Offshore Management, L.L.C.

By:	/s/ Mark McGrath

Mark McGrath, Principal

/s/ Mark McGrath

Mark McGrath
9 of 9